EXHIBIT 1.02

Conflict Minerals Report of Mellanox Technologies, Ltd.

For the Year Ended December 31, 2013

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a phase-in period for the first two years following November 13, 2012.

1.              Company Overview

This report has been prepared by management of Mellanox Technologies, Ltd. When used in this report, “Mellanox,” the “Company,” “we,” “our” or “us” refers to Mellanox Technologies, Ltd. and its consolidated subsidiaries unless the context requires otherwise. Our business headquarters are in Sunnyvale, California, and our engineering and manufacturing headquarters are in Yokneam, Israel.

Mellanox is a fabless semiconductor company that designs, manufactures and sells high-performance interconnect products and solutions primarily based on the InfiniBand and Ethernet standards. Its products facilitate efficient data transmission between servers, storage systems, communications infrastructure equipment and other embedded systems. It operates its business globally and offers products to customers at various levels of integration.

2.              Products Overview

The products the Company offers include integrated circuits (“ICs”), adapter cards, switch systems, cables, modules, software, services and accessories as an integral part of a total end-to-end networking solution focused on computing, storage and communication applications used in multiple markets, including high-performance computing, Web 2.0, storage, financial services, enterprise data center and cloud computing.

3.              Supply Chain Overview

While the Company designs and markets its products and conducts test development in-house, it does not manufacture, assemble, package and production test its products, and it relies on third-party subcontractors to perform these services. Materials used in manufacturing at these subcontractors may be purchased directly by the subcontractor or the Company.

The products that the Company manufactures are highly complex, typically containing thousands of parts from many direct suppliers. The Company has relationships with a large global network of suppliers and there are generally multiple tiers between the 3TG mines and the Company’s direct suppliers. Therefore, the Company must rely on its direct suppliers to work with their upstream suppliers in order to provide the Company with accurate information about the origin of 3TG in the components it purchases.

4.              Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

The Company conducted an analysis of its products and found that the use of Conflict Minerals is necessary to the functionality or production of the products manufactured and contracted to manufacture by the Company. Accordingly, the Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an “adjoining country,” as defined in Form SD (collectively, the “Covered Countries”).

Description of the RCOI procedure

The Company sent letters to its direct suppliers to explain the Rule and to refer suppliers to online training materials and instructions. The Company solicited information from its suppliers using the Conflict Minerals Reporting Template, an industry-standard template for conflict minerals reporting designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), and received responses from a partial population of its suppliers. The Company reviewed these responses and followed up with respondents on responses that appeared inconsistent, incomplete, or inaccurate, and it sent reminders to suppliers who did not respond to its requests for information.

As of May 1, 2014, the Company did not have sufficient information from its suppliers or other sources to determine the country or countries of origin of the Conflict Minerals used in its products or the facilities used to process those Conflict Minerals. The Company therefore conducted the due diligence activities described in this Conflict Minerals Report.

5.              Due diligence framework and determination

I.                 Due diligence framework

In accordance with the Rule, the Company undertook certain due diligence activities regarding the Conflict Minerals that are necessary to the functionality or production of the Company’s products. The Company designed these due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for 3TG.

II.             Due diligence measures undertaken

The Company engaged those suppliers who provide a significant portion of its components and whose products it believes are likely to contain Conflict Minerals. The Company employed several methods to assess whether the necessary Conflict Minerals in its products originated from the Covered Countries, including:

a.              Establish Company management systems.

•                  Created a Conflict Minerals Policy, available at http://www.mellanox.com/page/quality. The reference to this and other websites in this Conflict Minerals Report does not constitute incorporation by reference of the information contained at or available through such websites.

•                  Created an internal conflict minerals process document which describes the procedure of the due diligence and the roles and responsibilities required to comply with the conflict minerals rules.

•                  Implemented a conflict minerals compliance management system.

•                  Incorporated conflict minerals compliance procedure in purchasing and inventory systems.

•                  Structured internal management and cross functional teams to support supply chain due diligence.

•                  Strengthened the Company’s engagement with its suppliers by incorporating a supply chain policy into agreements with suppliers.

•                  Assisted suppliers in building capacities with a view to improving due diligence performance.

•                  Communicated the Company’s due diligence efforts to its customers and suppliers.

b.              Identify and assess risks in the supply chain.

The Company identified risks in the supply chain based on its suppliers’ characteristics (such as whether a supplier is a public reporting company, a supplier’s geographical location, etc.) and the dependency of the Company on the suppliers’ products (based on criteria such as volume of spend during 2013, ease of replacement of the supplier, etc.). The Company accordingly segmented suppliers into high, medium and low levels of risk, allowing the Company to focus its validation efforts according to the supplier level of risk.

c.               Design and implement a strategy to respond to identified risks.

The Company implemented its risk management plan as part of the supplier survey process. The process included:

•                  Supply-chain surveys with direct (Tier 1) suppliers and/or manufacturers using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners who contribute refined conflict minerals to its products.

•                  Comparison of the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities which have received a “conflict free” designation (such as the EICC/GeSI Conflict Free Smelter (CFS) program).

•                  Engagement of its internal engineering staff to identify a subset of components with known 3TG content and validate these determinations with supplier survey responses.

•                  Managing communications with suppliers and the validation of supplier survey responses based on level of risk.

d.              Carry out independent third-party audit of smelter/refiner due diligence practices.

The Company is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners who provide minerals and ores. Therefore, the Company’s direct and/or upstream suppliers are in a better position to identify smelters and refiners within the supply chain. As a result, the Company’s due diligence efforts rely on cross-industry initiatives such as those led by the EICC and GeSI, as well as the use of the CFS list to validate smelters.

e.               Report annually on supply chain due diligence.

The Company reports its supply chain due diligence policies and practices on its website regarding additional information on mineral supply chain due diligence.

III.         Determination

Despite some of the Company’s suppliers indicating that such suppliers’ source from the Covered Countries, these suppliers were unable to accurately report which specific facilities or countries were part of the supply chain of the components that were sold to Mellanox in the year 2013.

Due to this lack of information, the Company is unable to determine or describe the facilities used to process the necessary Conflict Minerals or their country of origin. The Company’s efforts to determine the facilities and country of origin with the greatest possible specificity included the use of the due diligence measures described above.

IV.         Continuous improvement efforts to mitigate risk

The Company intends to undertake the following next steps to improve the due diligence process and mitigate the risk of it utilizing Conflict Minerals:

•                  Continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals.

•                  Design and implement training programs for higher-risk suppliers to increase supplier response rates.

•                  Work with industry groups to increase awareness in the Company’s supplier networks of the Conflict Mineral data requirements and best practices.

•                  Seek to enact new terms and conditions in supplier contracts that stipulate responses to conflict mineral-related inquires and encourage conflict-free supply chains.

•                  Share benchmarking information with the Company’s supplier networks to stimulate improved performance.

•                  Request higher-risk suppliers to offer smelters to participate in obtaining a conflict free designation from an industry program such as the EICC/GeSI CFS program.

•                  Validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI CFS program.